SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TALKSPACE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

87427V103

(CUSIP Number)

Paul Conway

Chief Financial Officer

Spark Management Partners IV, LLC

200 Clarendon Street, Floor 59

Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 87427V103	13D

1	NAMES OF REPORTING PERSONS Spark Management Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,716,545 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,716,545 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,716,545 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Spark IV and Spark FF IV (each, as defined in Item 2(a) of the Original Schedule 13D (as defined below)). Spark IV GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of each of Spark IV and Spark FF IV and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)

Based on 159,149,884 shares of Common Stock outstanding as of November 4, 2022, as reported by the Issuer in its Form 10-Q for quarter ended September 30, 2022 and filed with the United States Securities and Exchange Commission on November 8, 2022 (the “Form 10-Q”).

CUSIP No. 87427V103	13D

1	NAMES OF REPORTING PERSONS Spark Capital IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,925 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,925 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,640,925 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)	All shares are held of record by Spark IV. Spark IV GP is the general partner of Spark IV and may be deemed to have voting, investment and dispositive power with respect to these securities.
(2)	Based on 159,149,884 shares of Common Stock outstanding as of November 4, 2022, as reported by the Issuer in the Form 10-Q.

CUSIP No. 87427V103	13D

1	NAMES OF REPORTING PERSONS Spark Capital Founders’ Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 75,620 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 75,620 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,620 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)	All shares are held of record by Spark FF IV. Spark IV GP is the general partner of Spark FF IV and may be deemed to have voting, investment and dispositive power with respect to these securities.
(2)	Based on 159,149,884 shares of Common Stock outstanding as of November 4, 2022, as reported by the Issuer in the Form 10-Q.

CUSIP No. 87427V103	13D

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on July 2, 2021 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

(b) The business address of each Reporting Person is 200 Clarendon Street, Floor 59, Boston, MA 02116.

Item 5. Interest in Securities of the Issuer.

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original Schedule 13D is hereby amended as follows:

(a) and (b) See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person. The information reported on such cover pages is reported as of December 31, 2022.

(c) The Reporting Persons effected sale transactions on most business days from July 18, 2022 through December 31, 2022, selling an average of 42,096 shares of Common Stock at an average price per share of $1.10 (in the aggregate across all Reporting Persons) on each such business day in which it engaged in such transactions. The range of sales prices was a minimum of $0.57/share and a maximum of $1.89/share. The Reporting Persons did not purchase any shares of Common Stock during such period. The Reporting Persons have continued to engage in sale transactions after December 31, 2022 through the date of the filing of this statement. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the date of each such transaction, the number of shares of Common Stock sold by each Reporting Person in each such transaction, the price per share of each such sale, and where and how each such transaction was effected.

(e) Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Issuer’s securities as of December 12, 2022.

CUSIP No. 87427V103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

SPARK CAPITAL IV, L.P.

By:	SPARK MANAGEMENT PARTNERS IV, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway, Managing Member

SPARK CAPITAL FOUNDERS’ FUND IV, L.P.

By:	SPARK MANAGEMENT PARTNERS IV, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway, Managing Member

SPARK MANAGEMENT PARTNERS IV, LLC

By:	/s/ Paul Conway
Paul Conway, Managing Member